SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP

(Name of Subject Company (Issuer))

NORTHSTAR REALTY FINANCE CORP.

(Name of Filing Person (Offeror))

7.50% Exchangeable Senior Notes Due 2031

(Title of Class of Securities)

66705PAA1

(CUSIP Number of Class of Securities)

Ronald J. Lieberman, Esq.

NorthStar Realty Finance Corp.

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

With copies to:

Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Daniel M. LeBey David S. Freed Hunton & Williams LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$432,371,250	$55,690

*                                         Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee is calculated based on the product of (i) $2,506.50, which was the average of the bid and asked price of a 7.50% Exchangeable Senior Notes due 2031 on February 21, 2014, and (ii) the quotient of (x) $172,500,000, the aggregate principal amount at maturity of the 7.50% Exchangeable Senior Notes due 2031 which are sought for exchange, and (y) $1,000.

**                                  The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0001288 by the aggregate transaction value.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,690	Filing Party:	NorthStar Realty Finance Corp.
Form or Registration No.:	Form S-4 (333-194245)	Date Filed:	February 28, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on February 28, 2014 with the Securities and Exchange Commission (the “SEC”), relating to the offer by NorthStar Realty Finance Corp., a Maryland corporation (the “Company”) to exchange up to $432,371,250 of its 3.00% Senior Notes due 2014 for any and all outstanding 7.50% Exchangeable Senior Notes due 2031 of NorthStar Realty Finance Limited Partnership, a Delaware limited partnership and the operating partnership of the Company (the “Operating Partnership”).

This Amendment is filed on behalf of the Company and the Operating Partnership. The information set forth in the Registration Statement of NorthStar Realty Finance Corp. on Form S-4 filed with the SEC on February 28, 2014 (the “Registration Statement”), including all exhibits thereto, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Item 11.  Additional Information

As set forth in the Registration Statement, holders electing to exchange their Old Notes for the New Notes will receive New Notes in a principal amount equal to the result of the following formula: ((Parity x 102% )/ $1,000) x principal amount of Old Notes exchanged (such principal amount, the “Exchange Consideration”). Parity is based, in part, on the Conversion Ratio, which was 168.8130 as of February 28, 2014 (the “Commencement Date”).

The Company previously announced that it will make a cash dividend payment of $0.25 per share of common stock on March 14, 2014. This dividend payment has an ex-dividend date of March 6, 2014 and a record date of March 10, 2014. Pursuant to the terms of the indenture governing the Old Notes, the Conversion Ratio has been adjusted as of the opening of business on the ex-dividend date to a current Conversion Ratio of 170.4790.

Holders of the Old Notes whose Old Notes are validly tendered and accepted for exchange pursuant to the terms of the Exchange Offer as set forth in the Registration Statement and the accompanying Letter of Transmittal are hereby advised that the Conversion Ratio used to determine their Exchange Consideration will be 170.4790, and not the Conversion Ratio as of the Commencement Date.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2014

NorthStar Realty Finance Corp.

By:	/s/ RONALD J. LIEBERMAN

Name: Ronald J. Lieberman Title: Executive Vice President, General Counsel, and Secretary